Law Offices

Morse & Morse, PLLC

Attorneys at Law

1400 Old Country Road, Suite 302

Westbury, New York 11590

Tel: (516) 487-1446

Fax: (516) 487-1452

Email: morgold@aol.com

April 17, 2015

US Securities and Exchange Commission

Washington, DE 20549

Attn:	Jay Ingram, Legal Branch Chief

Re:	FlexShopper, Inc. Registration Statement on Form S-1
Filed January 22, 2015
File No. 333-201644

Gentlemen:

As counsel for the Registrant, the following letter is in response to your letter of comments dated February 18, 2015. (Note: All numbers refer to your numbering system in your comment letter and all page numbers refer to page numbers in the Registration Statement).

1.	Comment complied with by removing the Placement Agent Warrants from the registration table.

2.	The audited financial statements for 2014 are included in the filing.

3.	We corrected the primary standard industrial code on the cover page of the Registration Statement.

4.	Comment complied with on page 3.

5.	Comment complied with on page 3.

6.	The Issuer is not a penny stock as its net tangible assets are in excess of $2 million.

7.	Comment complied with on page 6 by disclosing in the risk factor the total returns for 2014. Note, there were no returns for 2013 as FlexShopper’s operations only began in December 2013.

8.	Comment complied with on page 11.

9.	Comment complied with on page 17.

10.	Comment complied with on page 17.

11.	Comment complied with on page 18.

12.	The $1 million referenced in your comment letter was converted into common stock on May 8, 2014 and is not included on the balance sheet of December 31, 2014.

13.	We reference you to page 19 for a discussion of recent financing transactions that the Issuer completed and your comment is complied with.

14.	Reference is made to the information contained on page 17 in response to your comment.

15.	Comment is complied with by filing Exhibit 16.1.

16.	Comment is complied with by filing this exhibit in FlexShopper’s Form 10-K for its fiscal year ended December 31, 2014 and incorporating it by reference into Exhibit 10.12 of this Registration Statement.

17.	We have updated legal proceedings on page 24 as there are no legal proceedings.

18.	Comment complied with on page 26.

19.	Comment complied with on page 31 under the heading “Employment Agreements.”

20.	Comment complied with under “Principal Stockholder” beginning on page 38.

21.	Comment complied with on page 42.

22.	Comment complied with on page 43.

23.	Comment complied with on page 43 under “Description of Capital Stock” and on page 38 under “Principal Stockholders.”

24.	Comment complied with on page 43.

25.	Comment complied with on the balance sheets of the audited financial statements.

26.	We note that the amount referenced from the first statement in your comment of $5,472,008 includes an amount net of direct offering costs of $ 894,093. The gross proceeds referenced in this first statement would thus be $6,366,101. This amount, combined with the $135,000 referenced in note 13, would equal the gross proceeds received of $6,501,101.

27.	Comment complied with on page II-2.

28.	We modified II-3 in response to your comment.

29.	We filed the Asset Purchase Agreement dated April 30, 2014 as an exhibit to the 2014 Form 10-K and we incorporated that by reference to footnote 5. See Exhibit 10.8. We believe that the revised exhibits and footnotes all tie into the documents incorporated by reference.

30.	Footnote 9, in the original filing, which is now footnote 7 is a correct reference to the December 31, 2011 Form 10-K. See Exhibit 99.3.

31.	Comment complied with on page II-5.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Esq.
Steven Morse, Esq., Managing Member

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